FORM 6 - K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 under

the Securities Exchange Act of 1934

For the month of July 2011	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒                                                     Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes        ☐                                                                                        No        ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

EXPLANATORY NOTE

AerCap Holdings N.V. (the “Company”) is submitting this Amendment No. 1 on Form 6-K/A that amends the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 15, 2011 (the “Original Filing”) which contained the press release regarding the purchase-leaseback arrangement with American Airlines. The text of the Original Filing under the heading “Other Events” is hereby amended to include a brief description of the transaction. Other than the language under the heading “Other Events” no other change is being made to the Original Filing.

Other Events

On July 15, 2011, AerCap Holdings N.V. announced that it has entered into a purchase-leaseback arrangement with American Airlines to finance up to 35 Boeing 737-800 Next Generation aircraft, including 29 firm deliveries, scheduled to be delivered to American.  Of the 29 firm deliveries, 26 are previously ordered aircraft and three are newly ordered aircraft. The arrangement also covers six Boeing 737-800 Next Generation aircraft subject to purchase rights that, if exercised by American, would be scheduled for delivery in 2013 - 2014.

This Form 6-K/A is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-155194 and Form S-8 Registration Statements File Nos. 333-154416 and 333-165839, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1         AerCap Holdings N.V. Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: July 18, 2011

EXHIBIT INDEX

99.1           AerCap Holdings N.V. Press Release.